UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2018
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

July 17th, 2018

METHANEX REACHES LONG-TERM AGREEMENT FOR NATURAL GAS SUPPLY TO ITS NEW ZEALAND OPERATIONS

VANCOUVER, BRITISH COLUMBIA (July 17th, 2018) - Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that it has signed agreements in New Zealand that are expected to supply gas to underpin over half of Methanex’s 2.4 million tonnes of annual production capacity in New Zealand for a period of 11 years through 2029. These new agreements will combine with contracts from other natural gas producers to supply our New Zealand facilities.
John Floren, President and CEO of Methanex, commented, “We are very pleased to announce the signing of these significant gas contracts in New Zealand. Our New Zealand facilities are ideally located to supply the growing Asia Pacific market and these agreements provide a long-term gas supply to underpin a significant portion of our operations.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

FORWARD-LOOKING INFORMATION WARNING

This press release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward looking statements. Statements that include the words "will", "expect", and or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	The future operating rate at Methanex’s New Zealand operation,

•	Expected levels and timing of natural gas supply to our facilities, and

•	Expected operating costs, including natural gas feedstock costs.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	success of natural gas exploration in New Zealand,

•	operating rates of our facilities, and

•	operating costs at our New Zealand plants including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	our ability to procure natural gas feedstock for our New Zealand operations on commercially acceptable terms,

•	world-wide economic conditions, and

•	other risks described in our 2017 Annual Management's Discussion and Analysis and our First Quarter 2018 Management's Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

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Inquiries:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free 1-800-661-8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 17, 2018	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary